CO-DIAGNOSTICS, INC.

2401 S. Foothill Drive

Salt Lake City, Utah 84109

(801) 438-1036

September 5, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Co-Diagnostics, Inc.
Registration Statement on Form S-3 (File No. 333-226835)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Co-Diagnostics, Inc., a Utah corporation (the “Company”), hereby respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-226835) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that it will be declared effective at 4:00 p.m. EST on September 7, 2018, or as soon as possible thereafter. The Company hereby authorizes Peter DiChiara of Carmel, Milazzo & DiChiara LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Peter DiChiara of Carmel, Milazzo & DiChiara LLP at pdichiara@cmdllp.com or (212) 658-0458.

Very truly yours,

CO-DIAGNOSTICS, INC.

By:	/s/ Dwight Egan
Dwight Egan
President and Chief Executive Officer